PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Pacific North West Capital Acquires Goodnews Bay

Platinum Project, Alaska

April 12, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF), is pleased to announce that it has acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic Platinum Complexes located on the west coast of Alaska, south of Kuskokwim Bay on the Bering Sea, approximately 550 air miles south-southwest of Anchorage. The Goodnews Bay Project is located near year round ice free tidewater and the village of Platinum, which has a public airstrip.

Barrow
Deadhorse
CANADA
Fairbanks
Nome
Hooper Bay
Anchorage
Juneau
Bering Sea
Goodnews Bay
Gulf of Alaska

The mining lease, with Calista Corporation, encompasses an area of interest comprising  about 82 square miles (212 square kilometres). Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum.

PFN’s exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex which is believed to be the source of platinum placer deposits.

Previous work has included several methods of airborne and ground geophysics, geologic mapping, rock and soil sampling which have delineated a number of untested exploration targets.

Zones of anomalous platinum, up to 1.3 g/t Pt, were delineated at Susie Mountain by soil sampling and are coincident with magnetic highs and with resistivity lows detected by geophysical surveys. Geophysical surveys also delineated deep electromagnetic anomalies at Red Mountain where up to 3.3 g/t Pt was detected in soils.

(Generalized Geologic Map – Goodnews Project Area)

The Goodnews Bay Project represents a clearly defined platinum exploration target for PFN in an area where there has been significant platinum production. PFN is very pleased to be working with Calista in order to further explore this promising area.

News Release

April 12, 2006

Agreement Terms

Under the Agreement PFN is required to make cash payments of US$300,000 and incur exploration expenditures of US$1.95 million over the next five years. PFN has elected to expend the required US$200,000 - 2006 exploration expenditures. PFN shall have until December 1st of each year the Lease is in effect to commit to the following year’s exploration expenditures.

After PFN has completed US$1.95 million expenditures on the Property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a Feasibility Study is completed.

Pt and Au Nuggets

Once PFN completes a Feasibility Study PFN shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After 5 years PFN will continue to make cash payments of US $100,000 until such time as the Feasibility Study is completed. Upon completion of a Feasibility Study and until such time as the Commencement of Commercial Production PFN will make cash payments of US $250,000 per annum.  In addition, PFN will donate US$5,000 to the Calista Corporation Scholarship Fund each year the Lease is in effect, until such time as a Feasibility Study is completed at which time the donation shall increase to US$10,000 per year.

PFN will pay a NSR to Calista of 1.5% from the Commencement of Commercial Production until the payment back of all capital expenditures or five years, whichever is the shorter; thereafter the royalty shall be tied to the price of platinum. During the Lease PFN shall use best efforts to hire and/or contract Calista shareholders and subsidiary companies. Upon receipt of the Feasibility Study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the Project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by PFN, minus Anniversary Cash Payments and scholarship contributions paid to Calista.

Calista Corporation is the second largest of the 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA). Calista Corporation's land entitlements exceed 6.5 million acres in Southwest Alaska and contain some of the most mineral rich deposits in Alaska including Goodnews Bay (platinum) and Donlin Creek with a 28-million ounce drill-indicated gold resource. Headquartered in Anchorage, Alaska, Calista Corporation's region originally enrolled 13,300 native shareholders and currently contains 56 villages with a total population of 20,000 people. For more information on Calista visit their website www.calistacorp.com.

News Release

April 12, 2006

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed, PFN has expended approximately $1.4 million on the project to date. Exploration plans for 2006 are expected to be finalized by the end of April.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

Chromite & magnetite in dunite

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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April 12, 2006